EXHIBIT 23.1

Consent of Independent Auditors

The Board of Directors
Pan Pacific Retail Properties, Inc.:

We consent to the use of our report dated January 23, 2002, except as to Note 3 to the consolidated financial statements, which is as of October 31, 2002, with respect to the consolidated balance sheets of Pan Pacific Retail Properties, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and the related Schedule III, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

San Diego, California
November 20, 2002